Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. ("Company" or "Itaú Unibanco") informs its shareholders and the market that, as of today, Ricardo Villela Marino, member of the Board and Executive Vice-President of Itaú Unibanco S.A., will assume the position of Chairman of the LatAm Strategic Council, which is being created by the bank to lead the internationalization process, one of Itaú Unibanco's most important strategic fronts for the coming years.

After more than 22 years in the financial market in Brazil and abroad, being 16 of these in Itaú Unibanco in several executive positions, Ricardo will be dedicated to new challenges in the Conglomerate. This new role is a natural next step for Ricardo, whose expertise will be invaluable to the LatAm Strategic Council’s mission. Cesar Blaquier, a partner at Itaú Unibanco and president of Itaú Argentina, assumes the executive functions of Ricardo, as coordinating officer of the bank's operations in Argentina, Paraguay and Uruguay, as well as the LatAm Business Product and Support Directorate, and he will remain in Argentina.

The strategy in the other Latin American countries foresees that Itaú Unibanco will achieve in this region the management excellence and the level of performance it has today in Brazil, exporting the best practices and establishing the necessary conditions to assume even more leadership positions in those countries. Ricardo will play a key role in this journey.

These strategic objectives are especially important in the integration process of Itaú CorpBanca, the bank resulting from the merger between Itaú Chile and CorpBanca, and now a relevant player in the banking markets of Chile and Colombia. Ricardo will continue to serve as vice chairman of the board of Itaú Corpbanca.

With the creation of the LatAm Strategic Council, Itaú Unibanco intensifies its process of understanding different markets and businesses to better serve its regional clients, identifying opportunities for expansion of its operation, integration between units and creation of value for its shareholders.

Itaú Unibanco thanks the member of the Board of Directors, Ricardo Marino, for taking on this important new leadership position.

São Paulo (SP), April 12, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer